SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934


                          UNIVERSAL HOSPITAL SERVICES, INC.
                                  (Name of Issuer)


                       COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class of Securities)


                                      91359L109
                                   (CUSIP Number)


                                  Steven G. Segal
                            J.W. Childs Associates, L.P.
                           One Federal Street, 21st Floor
                            Boston, Massachusetts 02110
                                   (617) 753-1100
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                      Copy to:

                                  Louis A. Goodman
                      Skadden, Arps, Slate, Meagher & Flom LLP
                           One Beacon Street, 31st Floor
                          Boston, Massachusetts 02108-3194
                                   (617) 573-4800


                                 November 25, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     CUSIP No. 91359L109

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            J. W. Childs Equity Partners, L.P.
            IRS Identification No. 04-3290201

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a)  ( )
          (b)  (X)

     (3)  SEC USE ONLY _______________________________________________

     (4) SOURCE OF FUNDS (See Instructions)

     (5) (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
             [   ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

                                     (7)  SOLE VOTING POWER
           NUMBER OF                            - 0 -
            SHARES
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                             - 0 -
             EACH
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                              - 0 -
             WITH
                                     (10) SHARED DISPOSITIVE POWER
                                                - 0 -

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            - 0 -

     (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
            [  ]

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

     (14) TYPE OF REPORTING PERSON (See Instructions)
            PN



     CUSIP No. 91359L109


     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            UHS Acquisition Corp.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a)  ( )
          (b)  (X)

     (3)  SEC USE ONLY _______________________________________________

     (4) SOURCE OF FUNDS (See Instructions)

     (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
            [   ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Minnesota

                                     (7)  SOLE VOTING POWER
           NUMBER OF                            - 0 -
            SHARES
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                             - 0 -
             EACH
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                              - 0 -
             WITH
                                     (10) SHARED DISPOSITIVE POWER
                                                - 0 -

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            - 0 -

     (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
            [  ]

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

     (14) TYPE OF REPORTING PERSON (See Instructions)
            CO



            This Schedule 13D (the "Statement") is being filed as an original filing with the Securities and Exchange Commission (the "Commission") by J.W. Childs Equity Partners, L.P., a Delaware limited partnership ("Parent"), and UHS Acquisition Corp., a Minnesota corpo-ration and wholly owned subsidiary of Parent ("Acquiror"), in connection with certain Support/Voting Agreements, dated November 25, 1997 among Parent, Acquiror, Universal Hospital Services, Inc., a Minnesota corporation (the "Company"), and each of Thomas A. Minner, Michael W. Bohman, Paul W. Larsen and Duane R. Wenell (the "Officer Voting Agreements") and a Support/Voting Agreement, dated November 25, 1997 among Parent, Acquiror, the Company, and David E. Dovenberg and Jean Dovenberg (the "Dovenberg Voting Agreement" and, collectively with the Officer Voting Agreements, the "Voting Agreements"). Based on infor-mation contained in the Company's filings with the Commission, Mr. Minner is the Chief Executive Officer and Chairman of the Board of Directors of the Company; Mr. Bohman is the Vice President of Customer Service and Sales and a director of the Company; Mr. Larsen is the Vice President of Administrative Services, Secretary, Treasurer and a director of the Company; Mr. Wennell is the Vice President of Marketing of the Company; and Mr. Dovenberg is the Vice President of Finance and Chief Financial Officer of the Company. Ms. Dovenberg is the wife of Mr. Dovenberg. Based on representations made in the Voting Agreements, Parent and Acquiror believe that Messrs. Minner, Bohman, Larsen, Wenell, Dovenberg and Ms. Dovenberg beneficially own an aggregate of 1,008,678 shares of common stock, par value $.01 per share, of the Company (the "Common Stock") (or approximately 18% of the total outstanding shares of Common Stock, based on the total number of shares of Common Stock represented by the Company in the Merger Agreement (as defined below) to have been outstanding as of November 25, 1997). The Voting Agreements were entered into in connection with the signing of an Agreement and Plan of Merger dated as of November 25, 1997 by and among Acquiror, Parent and the Company (the "Merger Agreement") providing for the proposed merger (the "Merger") of Acquiror with and into the Company.

Item 1.  Security and Issuer.

            This Statement on Schedule 13D relates to shares of Common Stock. The Company's filings with the Commission state that the Company's principal executive offices are located at 1250 Northland Plaza, 3800 West 80th Street, Bloomington, Minnesota 55431-4442.

Item 2.  Identity and Background.

(a) - (c) and (f)

            This Statement is being jointly filed by Parent and Acquiror, which are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated December 4, 1997, a copy of which is filed with this Statement as Exhibit 1 (which is hereby incorporated by reference herein), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

            Parent is a private investment firm based in Boston, princi-pally engaged in the business of investing and managing its investments. Acquiror is a wholly owned subsidiary of Parent organized on November 13, 1997 solely for the purpose of effecting the transactions described in
Item 4 below and has not engaged in any activities other than in connection with such transactions. The principal business and principal office of each of the Reporting Persons is located at One Federal Street, 21st Floor, Boston, Massachusetts 02110. Certain information required by this Item 2 and Instruction C to Schedule 13D concerning the Reporting Persons and other persons and entities is set forth on Schedule A hereto which is hereby incorporated by reference herein.

            The Reporting Persons and certain directors and executive officers of the Company and others may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act as a result of certain transactions described in Item 4 below. Each of the Reporting Persons expressly declares that the filing of this Statement shall not be construed as an admission by it, for purposes of the Act, that it has formed a group, that it is the beneficial owner of, or that it has any shared voting or dispositive power over any shares of Common Stock.

(d) and (e)

            During the last five years, neither of the Reporting Persons nor, to their knowledge, any of the persons named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic viola-tions or similar misdemeanors).

            During the last five years, neither of the Reporting Persons nor, to their knowledge, any of the persons named in Schedule A hereto has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

            As of the date of this Statement, the Reporting Persons have not paid any funds or other consideration for purchases of Common Stock.

            If the Merger is consummated, the total amount required to pay the merger consideration to the Company's stockholders, cash out certain options to purchase Common Stock held by certain directors and employees of the Company, refinance indebtedness of the Company and pay transaction-related fees and expenses is estimated to be approximately $133,000,000. Such funds are expected to be obtained from capital contributions from investors, including Parent, and external borrowings. Pursuant to a letter agreement (the "BTCo Commitment Letter") dated November 25, 1997 between Parent and Bankers Trust Company ("BTCo"), Parent has received a commitment from BTCo with respect to $95 million in the form of a term loan facility in an aggregate principal amount of up to $80 million and a revolving credit facility in an aggregate principal amount of $15 million, upon the terms and conditions set forth in such letter agreement (collectively, the "Bank Facilities"). Funding of the Bank Facilities would be subject to the satisfaction of certain customary conditions. Parent has also entered into an engagement letter with BT Alex. Brown Incorporated dated November 25, 1997 (the "BT Alex. Brown Engagement Letter"), pursuant to which Parent has engaged BT Alex. Brown Incorpo rated in connection with the possible sale of debt securities of the Company. Parent currently intends to seek to effect a private place-ment of debt securities of the Company, the definitive terms of which have not yet been established, in lieu of borrowings under the Bank Facilities. However, there can be no assurance that such a transaction will be consummated or as to the timing or terms of any such transaction. Acquiror's obligation to consummate the Merger is conditional upon, among other things, receipt of sufficient financing.

            The foregoing summary of the BTCo Commitment Letter and the BT Alex. Brown Engagement Letter do not purport to be complete and are qualified in their entirety by reference to the BTCo Commitment Letter and the BT Alex. Brown Engagement Letter, copies of which are filed as Exhibits 2 and 3, respectively, to this Statement.

Item 4.  Purpose of Transaction.

            The purpose of the Voting Agreements is to secure the support of certain significant holders of Common Stock for the proposed Merger pursuant to the Merger Agreement. There can be no assurance, however, that the proposed Merger will be consummated or as to the timing or terms thereof.

            Pursuant to the Merger Agreement, and subject to the condi-tions set forth therein (including approval by shareholders of the Company), at the effective time of the Merger (the "Effective Time"), (i) Acquiror will be merged with and into the Company, (ii) the directors and officers of Acquiror will become the directors and officers of the Company in its capacity as the surviving corporation of the Merger (the "Surviving Corporation"), in each case until their respective successors are elected or appointed and qualified, (iii) except as set forth in the Dovenberg Voting Agreement, and except for shares of Common Stock as to which dissenters' rights are perfected or which are owned by the Company, Parent, Acquiror or any direct or indirect wholly owned subsidiary of the Company, Parent or Acquiror, each share of the Common Stock, together with the associated preferred stock purchase rights, issued and outstanding immediately prior to the Effective Time shall be cancelled, extinguished and converted into and become a right to receive $15.50 in net cash per share (the "Merger Consideration"), subject to adjustment for any stock split, subdivision, reclassification, recapitalization, combination or exchange prior to the consummation of the Merger, (iv) each share of Acquiror's common stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock of the Surviving Corporation, and (v) the articles of incorporation and bylaws of Acquiror immediately prior to the Effective Time will be the articles of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be "Universal Hospital Services, Inc." Upon consummation of the Merger, the registration of the Common Stock under the Act will be terminated, and the Common Stock will cease to be reported on The Nasdaq Stock Market, Inc.

            Pursuant to the Officer Voting Agreements, each of Thomas A. Minner, Michael W. Bohman, Paul W. Larsen and Duane R. Wenell has agreed, and pursuant to the Dovenberg Voting Agreement, David E. Dovenberg and Jean Dovenberg have each agreed, (i) to vote certain shares of Common Stock beneficially owned or controlled by him, her or them (the "Shares") at any meeting of shareholders of the Company at which the Merger, the Merger Agreement and/or the transactions contemplated thereby are considered in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) not to vote the Shares in favor of any recapitalization, merger, consolidation or other business combination involving the Company, or acquisition of any capital stock or any material portion of the assets of the Company, or any combination of the foregoing (a "Competing Transaction"), or solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of any inquiries or the making of any proposal with respect to any Competing Transaction, or negotiate, explore or otherwise engage in discussions with any person (other than the Reporting Persons or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction, or enter into any agreement, arrangement or understanding with respect to any Competing Transaction or agree to or otherwise assist in the effectuation of any Competing Transaction, and (iii) not to, and not to permit any company, trust or other entity controlled by him or her, to contract to sell, sell or otherwise transfer or dispose of any of the Shares or any interest therein or any options or securities convertible thereinto or any voting rights with respect thereto, other than pursuant to the Merger. The Voting Agreements may be terminated at the option of any party at any time upon the earlier of termination of the Merger Agreement or the Effective Time.

            In addition, pursuant to the Dovenberg Voting Agreement, David E. Dovenberg and Jean Dovenberg have agreed that (i) at the Effective Time, certain shares of Common Stock set forth on Schedule I thereto and any shares of Common Stock acquired by them after the date of the Dovenberg Voting Agreement and prior to the Effective Time (together with the associated preferred stock purchase rights) will not be cancelled, extinguished or converted into the right to receive the Merger Consideration, but instead each such share of Common Stock will remain issued and outstanding as one fully paid and nonassessable share of common stock of the Surviving Corporation, and (ii) upon consummation of the Merger, all options to purchase Common Stock held by David E. Dovenberg as of the date of the Merger Agreement will not be cancelled in exchange for the Option Consideration (as defined in the Merger Agreement), but instead all such options will remain issued and outstanding options to purchase shares of common stock of the Surviving Corporation. Acquiror may, but has no obligation to, offer certain other employees of the Company the opportunity to "roll over" their shares of Common Stock and/or stock options on terms identical or substantially similar to those in the Dovenberg Voting Agreement.

            Pursuant to a letter agreement dated November 25, 1997 between Acquiror and David E. Dovenberg (the "Employment Agreement"), from and after the date of the Merger, the Surviving Corporation has agreed to employ Mr. Dovenberg, and Mr. Dovenberg has agreed to serve, as President and Chief Executive Officer of the Surviving Corporation for a term of three years from the Effective Time, subject to earlier termination pursuant to the terms thereof (the "Term"). The Employment Agreement provides that during the Term, Mr. Dovenberg will be a member of the Board of Directors of the Surviving Corporation. The Employment Agreement also provides that Mr. Dovenberg will enter into a stockholders' agreement with the other equity investors in the Surviving Corporation, substantially in the form attached to the Employment Agreement as Exhibit B.

            The foregoing summaries of the Merger Agreement, the Voting Agreements and the Employment Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Dovenberg Voting Agreement, the form of Officer Voting Agreement and the Employment Agreement, copies of which are filed with this Statement as Exhibits 5, 6, 7 and 8, respectively, to this Statement. Each of Thomas
A. Minner, Michael W. Bohman, Paul W. Larsen and Duane R. Wenell has entered into an Officer Voting Agreement in the form of the Officer Voting Agreement included as Exhibit 7.

            Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) - (e)

            Neither of the Reporting Persons nor, to their knowledge, any of the persons named in Schedule A hereto beneficially owns any shares of Common Stock or has effected any purchase or sale transaction in shares of Common Stock in the 60-day period preceding the date of this Statement. The Reporting Persons are filing this Statement only in connection with their entering into the Voting Agreements described in
Item 4 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

            The second through sixth paragraphs of the Reporting Per-sons' response to Item 4 of this Statement are hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

            1. Agreement Regarding Joint Filing of Schedule 13D dated December 4, 1997 by and between J.W. Childs Equity Partners, L.P. and UHS Acquisition Corp.

            2. Letter Agreement dated November 25, 1997 by and between Bankers Trust Company and J.W. Childs Equity Partners, L.P.

            3. Engagement Letter dated November 25, 1997 by and be-tween BT Alex. Brown Incorporated and J.W. Childs Equity Partners, L.P.

            4. Letter Agreement dated November 25, 1997 by and between BT Alex. Brown Incorporated and J.W. Childs Equity Partners, L.P.

            5. Agreement and Plan of Merger dated as of November 25, 1997 by and among UHS Acquisition Corp., J.W. Childs Equity Partners, L.P. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed with the Commission on November 26, 1997)

            6. Support/Voting Agreement dated November 25, 1997 among J.W. Childs Equity Partners, L.P., UHS Acquisition Corp., Universal Hospital Services, Inc., David E. Dovenberg and Jean Dovenberg

            7.    Form of Support/Voting Agreement dated November 25,
                  1997

            8. Letter agreement dated November 25, 1997 between UHS Acquisition Corp. and David E. Dovenberg

            9. Press release dated November 26, 1997 (incorporated by reference to Exhibit 99 to the Company's Current Report on Form 8-K filed with the Commission on November 26,
                  1997)



                                     SIGNATURE


            After reasonable inquiry and to the best of their knowledge and belief, J.W. Childs Equity Partners, L.P. and UHS Acquisition
Corp. certify that the information set forth in this Statement is true, complete and correct.

Date:  December 4, 1997

                              J.W. CHILDS EQUITY PARTNERS, L.P.

                              By:   J.W. Childs Advisors, L.P.
                                    General Partner

                              By:   J.W. Childs Associates, L.P.
                                    General Partner

                              By:   J.W. Childs Associates, Inc.
                                    General Partner



                              By  /s/ Steven G. Segal
                                Name:   Steven G. Segal
                                Title:  Vice President


                              UHS ACQUISITION CORP.



                              By  /s/ Steven G. Segal
                                Name:   Steven G. Segal
                                Title:  President




                                                               Schedule A


I.    J.W. Childs Equity Partners, L.P.

            The general partner of J.W. Childs Equity Partners, L.P. is J.W. Childs Advisors, L.P., a Delaware limited partnership. The general partner of J.W. Childs Advisors, L.P. is J.W. Childs Associates, L.P., a Delaware limited partnership. The general partner of J.W. Childs Associates, L.P. is J.W. Childs Associates, Inc., a
Delaware corporation. Each of J.W. Childs Advisors, L.P., J.W. Childs Associates, L.P. and J.W. Childs Associates, Inc. is principally engaged in the business of investing and managing the investments, in a general partner capacity, of J.W. Childs Equity Partners, L.P., and each has its principal business and principal office located at One Federal Street, 21st Floor, Boston, Massachusetts 02110. The directors and executive officers of J.W. Childs Associates, Inc. are as follows:

Sole Director
-------------
John W. Childs

Executive Officers
------------------
John W. Childs        President
Steven G. SeVice      President
Adam L. Suttin        Vice President
Glenn A. Hopkins      Vice President
John W. Childs        Treasurer
Steven G. Segal       Secretary

            Each of the above-named directors and executive officers of J.W. Childs Associates, Inc. is a United States citizen and is employed by J.W. Childs Associates, L.P. The business address of each of such persons is c/o J.W. Childs Associates, L.P., One Federal
Street, 21st Floor, Boston, Massachusetts 02110.

II.  UHS Acquisition Corp.

      The directors and executive officers of UHS Acquisition Corp. are as follows:

Directors
---------
Steven G. Segal
Allan A. Dowds IV

Executive Officers
------------------
Steven G. Se          President and Chief Executive Officer
Edward D. Yun         Vice President, Treasurer, Assistant Secretary
Adam L. Suttin        Vice President, Secretary, Assistant Treasurer
Allan A. Dowds IV     Vice President, Assistant Secretary, Assistant
                        Treasurer

             Each of the above-named directors and executive officers of UHS Acquisition Corp. is a United States citizen and is employed by J.W. Childs Associates, L.P. The business address of each of such persons is c/o J.W. Childs Associates, L.P., One Federal Street, 21st Floor, Boston, Massachusetts 02110.